



Arjun Rai 🔊 · 3rd

CEO, 👉 Smart Marketing for Underdogs / SMBs, HelloWoofy.com
🐶 (social media, blog, smart speaker) Grew 21,900% in 2020. 📝
Join FB Group for SMBs, "Content Masters" ✅

Talks about #socialmedia and #smallbusiness

New York, New York, United States · **Contact info**

1,573 followers

(More)

🟪 **HelloWoofy.com**

🟧 **New York Institute of Technology**

About

🚀 On a mission to support small businesses with the power of visualized 🔬 data science for digital marketing at HelloWoofy.com, Woofy.ai, EmojiData.ai and WordData.ai (API: autocomplete or autosuggest of text/words, emojis and hashtags). Try our new free Hootsuite integration! Use AI to create, curate and schedule content ... see more

Experience



Founder + CEO

HelloWoofy.com · Full-time

Aug 2016 – Present · 5 yrs 2 mos

New York

Social Media Marketing + AI Driven Compliance Web Platform
• Generated over $195,000 in sales in 11 months
• Increased monthly API to over 18M in 11 months
• Expanded customer base 21,900%
• Raised over $900,000 in pre-seed VC funding through a robust network of investors and self financing (backed by funds 1517 and Quake Capital and investors Tim Draper, Steve Hayden, etc).
• Obtained corporate partners (including Fortune 500 companies, such as Amazor ...see more



Founder + CEO

WordData.ai · Full-time

Oct 2019 – Present · 2 yrs

Greater New York City Area

👉 Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocomple ...see more



Founder + CEO

EmojiData.ai · Full-time

Oct 2019 – Present · 2 yrs

Greater New York City Area

👉 Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocomple ...see more



Founder

Wrkbench.io

Jan 2013 – Dec 2016 · 4 yrs

New York, NY

PM and Creative Collaboration App
• Raised $1.1M in seed funding through tech investors/VC.
• Managed a team of software engineers, designers and support staff.
• Created initiatives on branding and corporate culture within startup.   ...see more



Showhost and Event Planning Director

TheBizDen

Sep 2011 – Sep 2015 · 4 yrs 1 mo

New York, NY

Show and Events
• Raised over $2k in ticket sales and sponsorships for NYIT School of Management.
• Managed a team of student volunteers for event planning and hosting.
• Oversaw social media presence for NYIT Business School.   ...see more

Show 2 more experiences ⌄

Education


New York Institute of Technology
Bachelor of Business Administration (B.B.A.), Entrepreneurial and Small Business Operations
2011 – 2015


West Windsor - Plainsboro High School North
2007 – 2011
Activities and Societies: FBLA (Future Business Leaders of America), Chess Club, Radio Club, American Red Cross Club, Fed Challenge


Draper University
Fundamentals of Entrepreneurship, Entrepreneurship/Entrepreneurial Studies
2020 – 2020

Founded by billionaire investor Tim Draper, the university provides educational courses to allow budding and serial entrepreneurs to build their next venture with the right knowledge and expertise needed for success. ✅

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Skills & endorsements

Social Media Marketing · 25

 Endorsed by **Troy Sandidge and 2 others who are highly skilled at this**

Social Media · 18

Michael Donnelly and 17 connections have given endorsements for this skill

Advertising · 16

 Endorsed by **James Edmund Datri, who is highly skilled at this**

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Recommendations

Received (9)   Given (2)


Jason L Berry
Automotive Industry
April 27, 2021, Jason L was Arjun's mentor

Arjun is one of the hardest working individuals I know. I'm excited to join in on the journey cheering on his success! Go hellowoofy! 👏


Michael Donnelly
Global Marketing, Customer Experience & Digital Transformation Executive at ANA, Mastercard, Coca-Cola and Johnson & Johnson
February 19, 2021, Michael worked with Arjun but at different companies

Arjun is a valued industry colleague who inspires and teaches me something new each time I speak with him. His ability in the social space is far superior to most, yet he is overwhelmingly humble, passionate, and continually strives to raise the capabilities of those around him. He has a natural cu... See more

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Accomplishments

6 **Honors & Awards**   ⌄
Sigma Nu Tau Entrepreneurship Honor Society · Golden Key Honour Society · Internship Certificate – People, Ideas and Culture (Ad Agency) · NY State Business Plan Competition - Certificate · Phi Eta Sigma Honor Society · Provost's Certificate of Recognition - NY State Business Plan Competition

6 **Organizations**   ⌄
Unicode.org · Social Media Marketing Society · Brunchwork · The One Club · The Advertising Club of New York · IVY Club

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